Filed Pursuant to Rule 433
Registration No. 333-253385
April 3, 2021
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
ETF Underlying Supplement dated February 23, 2021)



## HSBC USA Inc.

# Barrier Uncapped Market Participation Securities

## Linked to the Least Performing of the Industrial Select Sector SPDR® Fund, the Materials Select Sector SPDR® Fund and the Financial Select Sector SPDR® Fund (the "Reference Asset")

► At least 1.60x (to be determined on the Pricing Date) uncapped exposure to any positive return of the Least Performing Underlying

► Contingent repayment of principal if the Reference Return of the Least Performing Underlying is greater than or equal to the Barrier Percentage of 30.00%

► 1x exposure to any negative Reference Return of the Least Performing Underlying if its Reference Return is less than 30.00%

► Approximate 3 year maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Uncapped Market Participation Securities (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement, as applicable.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $850.00 and $950.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

|  | Price to Public | Underwriting Discount | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000.00 |  |  |
| Total |  |  |  |

(1) HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this document.

The Notes:

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|



## Indicative Terms(1)

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximate 3 years |
| **Reference Asset** | The Industrial Select Sector SPDR® Fund (Ticker: XLI), the Materials Select Sector SPDR® Fund (Ticker: XLB) and the Financial Select Sector SPDR® Fund (Ticker: XLF) (each, an "Underlying" and together the "Underlyings"). |
| **Upside Participation Rate** | At least 160.00% (1.60x) exposure to any positive Reference Return (to be determined on the Pricing Date) |
| **Barrier Percentage** | -30% |
| **Least Performing Underlying** | The Underlying with the lowest Reference Return |
| **Reference Return** | With respect to each Underlying:<br>$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Payment at Maturity per Note** | **If the Reference Return of the Least Performing Underlying is positive:** $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate).<br>**If the Reference Return of the Least Performing Underlying is less than or equal to zero but is greater than or equal to the Barrier Percentage:** $1,000 (zero return).<br>**If the Reference Return of the Least Performing Underlying is less than the Barrier Percentage, you will receive:** $1,000 + ($1,000 × Reference Return of the Least Performing Underlying).<br>For example, if the Reference Return of the Least Performing Underlying is -55.00%, you will incur a 55% loss and receive 45% of the Principal Amount.<br>**If the Reference Return of the Least Performing Underlying is less than the Barrier Percentage, you will lose some or all of your investment. All payments on the Notes are subject to the credit risk of HSBC.** |
| **Initial Value** | With respect to each Underlying, its Official Closing Price on the Pricing Date. |
| **Final Value** | With respect to each Underlying, its Official Closing Price on the Final Valuation Date. |
| **Pricing Date** | April 30, 2021 |
| **Trade Date** | April 30, 2021 |
| **Original Issue Date** | May 5, 2021 |
| **Final Valuation Date (2)** | May 1, 2024 |
| **Maturity Date (2)** | May 6, 2024 |
| **CUSIP / ISIN** | 40438C5G2 / US40438C5G24 |

(1) As more fully described starting on page FWP-4.

(2) Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.

## The Notes

These Barrier Uncapped Market Participation Securities may be suitable for investors who believe that the value of the Underlyings will increase over the term of the Notes. If the Reference Return of the Least Performing Underlying is greater than the Barrier Percentage, but less than its Initial Value, the Notes will provide a return of principal.

If the Reference Return of the Least Performing Underlying appreciates over the term of the Notes, you will realize at least 160.00% (1.60x) (to be determined on the Pricing Date) of the percentage increase of the Least Performing Underlying.

If the Reference Return of either Underlying declines by more than 30.00%, you will lose 1% of your investment for every 1% decline of the Least Performing Underlying from its Initial Value.



## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes assuming an Upside Participation Rate of at least 160.00% (to be determined on the Pricing Date) and reflecting the Barrier Percentage of -30.00%. The left hand column shows the Reference Return of the Least Performing Underlying.

| Reference Return of the Least Performing Underlying | Participation in Reference Return of the Least Performing Underlying | Return on the Notes |
|---|---|---|
| 15.00% | 1.60x upside exposure | 24.00% |
| -15.00% | Barrier Percentage of -30% | 0.00% |
| -45.00% | 1x loss from Initial Value beyond Barrier Percentage | -45.00% |

## Information about the Reference Asset

The Industrial Select Sector SPDR Fund tracks the performance of the Industrial Select Sector Index. The XLI holds large cap U.S. industrials stocks. Its investments are focused on industrial products, including electrical & construction equipment, waste management and machinery. The XLI weights the holdings by market capitalization. Shares of the XLI are listed and trade on the NYSE Arca under the ticker symbol "XLI."



The Materials Select Sector SPDR Trust's objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. The Index includes companies from the following industries: chemicals, construction materials, containers and packaging. Shares of the XLB are listed and trade on the NYSE Arca under the ticker symbol "XLB."



The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Financial Select Sector Index. The S&P® Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The XLF is composed of companies whose primary line of business is directly associated with the financial sector. Shares of the XLF are listed and trade on the NYSE Arca under the ticker symbol "XLF."



The graphs above illustrate the daily performance of each Underlying from April 4, 2011 through April 1, 2021. The closing values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results.

For further information on each Underlying, please see "Description of the Reference Asset" beginning on page FWP-14 of this document. We have derived all disclosure regarding each Underlying from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about each Underlying.

# HSBC USA Inc.

## Barrier Uncapped Market Participation Securities

**Linked to the Least Performing of the Industrial Select Sector SPDR® Fund, the Materials Select Sector SPDR® Fund and the Financial Select Sector SPDR® Fund**

This document relates to a single offering of Barrier Uncapped Market Participation Securities. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The Industrial Select Sector SPDR® Fund (Ticker: XLI), the Materials Select Sector SPDR® Fund (Ticker: XLB) and the Financial Select Sector SPDR® Fund (Ticker: XLF) (each, an "Underlying" and together the "Underlyings"). |
| **Trade Date:** | April 30, 2021 |
| **Pricing Date:** | April 30, 2021 |
| **Original Issue Date:** | May 5, 2021 |
| **Final Valuation Date:** | May 1, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be May 6, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement. |
| **Upside Participation Rate:** | At least 160.00% (1.60x) (to be determined on the Pricing Date) |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Least Performing Underlying:** | The Underlying with the lowest Reference Return |
| **Reference Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:<br><br>$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Final Settlement Value:** | ***If the Reference Return of the Least Performing Underlying is positive,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:<br>$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate).<br>***If the Reference Return of the Least Performing Underlying is less than or equal to zero but greater than or equal to the Barrier Percentage,*** you will receive $1,000 per $1,000 Principal Amount (zero return).<br>***If the Reference Return of the Least Performing Underlying is less than the Barrier Percentage,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return of the Least Performing Underlying).<br>Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Final Value of the Least Performing Underlying has decreased from its Initial Value. **If the Final Value of the Least Performing Underlying is less than 30.00% of its Initial Value, you will lose some or all of your investment.**<br>For example, if the Reference Return of the Least Performing Underlying is -55.00%, you will incur a 55% loss and receive 45% of the Principal Amount, subject to the credit risk of the Issuer. |
| **Barrier Percentage:** | -30% |
| **Initial Value:** | With respect to each Underlying, its Official Closing Price on the Pricing Date. |
| **Final Value:** | With respect to each Underlying, its Official Closing Price on the Final Valuation Date. |
| **Form of Notes:** | Book-Entry |

| | |
|---|---|
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP / ISIN:** | 40438C5G2 / US40438C5G24 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.*

## GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the ETF Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026629/tm217170d6_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

***If the Reference Return of the Least Performing Underlying is positive,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate*).

*To be determined on the Pricing Date and will not be less than 160.00%

***If the Reference Return of the Least Performing Underlying is less than or equal to zero but greater than or equal to the Barrier Percentage,*** you will receive $1,000 per $1,000 Principal Amount (zero return).

***If the Reference Return of the Least Performing Underlying is less than the Barrier Percentage,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Least Performing Underlying is below the Barrier Percentage. For example, if the Reference Return of the Least Performing Underlying is -55.00%, you will suffer a 55% loss and receive 45% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return of the Least Performing Underlying is less than the Barrier Percentage, you will lose some or all of your investment.**

**Interest**

The Notes will not pay interest.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You seek an investment with an enhanced return linked to the Least Performing Underlying and you believe the Reference Return of the Least Performing Underlying will be above the Barrier Percentage.

▶ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if the Reference Return of the Least Performing Underlying is less than the Barrier Percentage.

▶ You understand and accept that your investment may not provide full return of principal.

▶ You are willing to forgo dividends or other distributions paid on the stocks included in the Underlyings.

▶ You do not seek current income from your investment.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Reference Return of at least one Underlying will be less than the Barrier Percentage or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if the Reference Return of the Least Performing Underlying is less than the Barrier Percentage.

▶ You seek an investment that provides full return of principal.

▶ You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Underlyings.

▶ You seek current income from your investment.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### *Risks Relating to the Structure or Features of the Notes*

**Your investment in the Notes may result in a loss.**

You will be fully exposed to the decline in the Final Value from the Initial Value if the Reference Return of the Least Performing Underlying is beyond the Barrier Percentage of -30.00%. Accordingly, if the Reference Return of the Least Performing Underlying is less than -30.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose up to 100% of your investment at maturity if the Reference Return of the Least Performing Underlying is negative.

**The amount payable on the Notes is not linked to the values of the Underlyings at any time other than on the Final Valuation Date.**

The Final Values of the Underlyings will be based on the Official Closing Prices of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Least Performing Underlying appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective Final Values, the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the Final Valuation Date.

**The Notes will not bear interest.**

As a holder of the Notes, you will not receive interest payments.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

### *Risks Relating to the Reference Asset*

**Changes that affect an Underlying may affect the value of an Underlying and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of an Underlying concerning additions, deletions and substitutions of the stocks included in an Underlying, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of an Underlying. The policies of the reference sponsor with respect to the calculation of an Underlying could also affect the value of an Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the value of an Underlying and the value of and the return on the Notes.

**There are risks associated with concentration of investment in a particular sector.**

The equity securities held by the XLI are issued by companies that are in the following industries: aerospace and defense; industrial conglomerates; marine; transportation infrastructure; machinery; road and rail; airfreight and logistics; commercial services and supplies;

professional services; electrical equipment; construction and engineering; trading companies and distributors; airlines; and building products. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for industrial products and services in general.

**Risks associated with the industrial sector.**

The XLI invests in industrial companies, which are affected by supply and demand for both their specific product or service and for industrial sector products in general. Government regulation, world events, exchange rates and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies. Aerospace and defense companies, a component of the industrial sector, can be significantly affected by government spending policies because companies involved in this industry rely, to a significant extent, on U.S. and foreign government demand for their products and services. Thus, the financial condition of, and investor interest in, aerospace and defense companies are heavily influenced by governmental defense spending policies which are typically under pressure from efforts to control the U.S. (and other) government budgets). Transportation securities, a component of the industrial sector, are cyclical and have occasional sharp price movements which may result from changes in the economy, fuel prices, labor agreements and insurance costs.

**There are risks associated with concentration of investment in a particular sector.**

The equity securities held by the XLB are issued by companies that are in the following industries: chemicals; metals and mining; paper and forest products; containers and packaging; and construction materials. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for materials products in general.

**Risks associated with the materials sector.**

The XLB invests in materials companies. Many materials companies are significantly affected by the level and volatility of commodity prices, exchange rates, import controls, worldwide competition, environmental policies and consumer demand. At times, worldwide production of industrial materials has exceeded demand as a result of over-building or economic downturns, leading to poor investment returns or losses. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The materials sector may also be affected by economic cycles, technical progress, labor relations, and government regulations.

**Risks associated with the financial sector.**

The XLF invests in financial services companies, which are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs).

*General Risk Factors*

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**You will not have any ownership interest in the stocks included in an Underlying.**

As a holder of the Notes, you will not have any ownership interest in the stocks included in an Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in an Underlying.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Final Value of an Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be its actual Initial Value of any Underlying. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount:                                        $1,000
▶ Hypothetical Initial Value for each Underlying:          $100.00
▶ Hypothetical Upside Participation Rate*:                 160.00%
▶ Barrier Percentage:                                      -30%

The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value for each Underlying will be determined on the Pricing Date.

\* To be determined on the Pricing Date and will not be less than 160.00%.

| Hypothetical Final Value of the Least Performing Underlying | Hypothetical Reference Return of the Least Performing Underlying | Hypothetical Payment at Maturity | Hypothetical Return on the Notes |
|---|---|---|---|
| $200.00 | 100.00% | $2,600.00 | 160.00% |
| $180.00 | 80.00% | $2,280.00 | 128.00% |
| $160.00 | 60.00% | $1,960.00 | 96.00% |
| $140.00 | 40.00% | $1,640.00 | 64.00% |
| $130.00 | 30.00% | $1,480.00 | 48.00% |
| $120.00 | 20.00% | $1,320.00 | 32.00% |
| $118.00 | 18.00% | $1,288.00 | 28.80% |
| $117.40 | 17.40% | $1,278.40 | 27.84% |
| $115.00 | 15.00% | $1,240.00 | 24.00% |
| $110.00 | 10.00% | $1,160.00 | 16.00% |
| $105.00 | 5.00% | $1,080.00 | 8.00% |
| $102.00 | 2.00% | $1,032.00 | 3.20% |
| $101.00 | 1.00% | $1,016.00 | 1.60% |
| **$100.00** | **0.00%** | **$1,000.00** | **0.00%** |
| $95.00 | -5.00% | $1,000.00 | 0.00% |
| $90.00 | -10.00% | $1,000.00 | 0.00% |
| $88.00 | -12.00% | $1,000.00 | 0.00% |
| $85.60 | -14.40% | $1,000.00 | 0.00% |
| $85.00 | -15.00% | $1,000.00 | 0.00% |
| $80.00 | -20.00% | $1,000.00 | 0.00% |
| $75.00 | -25.00% | $1,000.00 | 0.00% |
| **$70.00** | **-30.00%** | **$1,000.00** | **0.00%** |
| $61.00 | -39.00% | $610.00 | -39.00% |
| $60.00 | -40.00% | $600.00 | -40.00% |
| $55.00 | -45.00% | $550.00 | -45.00% |
| $50.00 | -50.00% | $500.00 | -50.00% |
| $40.00 | -60.00% | $400.00 | -60.00% |
| $30.00 | -70.00% | $300.00 | -70.00% |
| $20.00 | -80.00% | $200.00 | -80.00% |
| $0.00 | -100.00% | $0.00 | -100.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

**Example 1: The Reference Return of the Least Performing Underlying is positive.**

| Underlying | Initial Value | Final Value | Reference Return |
|---|---|---|---|
| XLI | $100.00 | 118.00 (118% of its Initial Value) | 18.00% |
| XLB | $100.00 | 115.00 (115% of its Initial Value) | 15.00% |
| XLF | $100.00 | 117.40 (117% of its Initial Value) | 17.40% |

XLB is the Least Performing Underlying, with a Reference Return of 15.00%. Because the Reference Return of the Least Performing Underlying is positive, the Final Settlement Value would be $1,240.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 15.00% × 160.00%)

= $1,240.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return of the Least Performing Underlying multiplied by the hypothetical Upside Participation Rate of 160.00% when the Least Performing Underlying appreciates.

**Example 2: The Reference Return of the Least Performing Underlying is less than zero but is greater than the Barrier Percentage.**

| Underlying | Initial Value | Final Value | Reference Return |
|---|---|---|---|
| XLI | $100.00 | 85.00 (85% of its Initial Value) | -15.00% |
| XLB | $100.00 | 88.00 (88% of its Initial Value) | -12.00% |
| XLF | $100.00 | 85.60 (86% of its Initial Value) | -14.40% |

XLI is the Least Performing Underlying, with a Reference return of -15.00%. Because the Reference Return of the Least Performing Underlying is less than zero but greater than -30%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 2 shows that if the Reference Return of the Least Performing Underlying is negative, the Notes will provide a return of principal as long as the Reference Return of the Least Performing Underlying is greater than the Barrier Percentage.

**Example 3: The Reference Return of the Least Performing Underlying is less than the Barrier Percentage.**

| Underlying | Initial Value | Final Value | Reference Return |
|---|---|---|---|
| XLI | $100.00 | 55.00 (55% of its Initial Value) | -45.00% |
| XLB | $100.00 | 70.00 (70% of its Initial Value) | -30.00% |
| XLF | $100.00 | 61.00 (61% of its Initial Value) | -39.00% |

XLI is the Least Performing Underlying, with a Reference Return of -45.00%. Because the Reference Return of the Least Performing Underlying is less than -30%, the Final Settlement Value would be $550.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -45.00%)

= $550.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the value of the Least Performing Underlying if its Reference Return is less than the Barrier Percentage. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

# DESCRIPTION OF THE REFERENCE ASSET

## Description of the XLI

The Industrial Select Sector SPDR Fund tracks the performance of the Industrial Select Sector Index. The XLI holds large cap U.S. industrials stocks. Its investments are focused on industrial products, including electrical & construction equipment, waste management and machinery. The XLI weights the holdings by market capitalization. Shares of the XLI are listed and trade on the NYSE Arca under the ticker symbol "XLI."

## Historical Performance of the XLI

The following graph sets forth the historical performance of the XLI based on the daily historical closing values from April 4, 2011 through April 1, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the XLI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XLI on the Final Valuation Date.

## Description of the XLB

The Materials Select Sector SPDR Trust's objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. The Index includes companies from the following industries: chemicals, construction materials, containers and packaging. Shares of the XLB are listed and trade on the NYSE Arca under the ticker symbol "XLB."

## Historical Performance of the XLB

The following graph sets forth the historical performance of the XLB based on the daily historical closing values from April 4, 2011 through April 1, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the XLB should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XLB on the Final Valuation Date.

**Description of the XLF**

The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Financial Select Sector Index. The S&P® Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The XLF is composed of companies whose primary line of business is directly associated with the financial sector. Shares of the XLF are listed and trade on the NYSE Arca under the ticker symbol "XLF."

*For more information about the XLF, see "The Financial Select Sector SPDR® Fund" beginning on page S-17 of the accompanying ETF Underlying Supplement.*

**Historical Performance of the XLF**

The following graph sets forth the historical performance of the XLF based on the daily historical closing values from April 4, 2011 through April 1, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the XLF should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XLF on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Underlyings (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Notes after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any Underlying or any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying or one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by any Underlying and the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if any Underlying or one or more of the entities whose stock is included in any Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS

### Free Writing Prospectus



### ETF Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $[ ]

## Barrier Uncapped Market Participation Securities Linked to the Least Performing of the Industrial Select Sector SPDR® Fund, the Materials Select Sector SPDR® Fund and the Financial Select Sector SPDR® Fund

**April 3, 2021**

**Free Writing Prospectus**